UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024
Commission File Number: 001-35627

MANCHESTER UNITED PLC

(Translation of registrant’s name into English)

Old Trafford

Sir Matt Busby Way

Manchester M16 0RA

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). ☐

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE REGISTRANT:

THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-259817) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON SEPTEMBER 27, 2021, AS AMENDED, AND THE REGISTRATION STATEMENT ON FORM S-8 (NO. 333-183277) ORIGINALLY FILED WITH THE SEC ON AUGUST 13, 2012, AS AMENDED.

On February 5, 2024, Manchester United plc (the “Company”) held an extraordinary general meeting of its shareholders (the “Extraordinary General Meeting”). The holders of 1,133,983,149 votes of the Company’s Class A ordinary shares and Class B ordinary shares (collectively, the “Ordinary Shares”) were present in person or represented by proxy at the Extraordinary General Meeting, representing approximately 98.2% of the total votes of the Company’s outstanding Ordinary Shares as of the January 8, 2024 record date for the Extraordinary General Meeting. The following are the voting results for the proposal considered and voted upon at the Extraordinary General Meeting, which was described in the Company’s Notice of Extraordinary General Meeting of Shareholders, Notice of Internet Availability of Proxy Material and Limited Proxy Statement, included as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K, filed by the Company with the Securities and Exchange Commission on January 17, 2024.

Proposal 1 – Approval of a special resolution to replace the existing amended and restated memorandum and articles of association of the Company with a new amended and restated memorandum and articles of association to, among other things, provide for certain transfers of Class B ordinary shares without conversion of such shares into Class A ordinary shares.

Votes FOR	Votes AGAINST	Votes ABSTAINED
1,132,045,651	1,525,023	412,475

Based on the foregoing votes, Proposal 1 was approved.

Further detail regarding the breakdown of the voting results between the Class A ordinary shares and Class B ordinary shares is set forth below.

Class A Ordinary Shares

Votes FOR	Votes AGAINST	Votes ABSTAINED
29,969,521	1,525,023	412,475

Class B Ordinary Shares

Votes FOR	Votes AGAINST	Votes ABSTAINED
1,102,076,130	0	0

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2024

MANCHESTER UNITED PLC

By:	/s/ Cliff Baty
Name: Cliff Baty
Title: Chief Financial Officer